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Marisol Fernández

Investor Relations

Voice : (56 2) 520-1390

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2004

(Santiago, Chile, August 6th, 2004) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended June 30th, 2004. All figures are expressed in Chilean pesos as of June 30th, 2004 (the year-over-year Chilean CPI variation totaled 0.62%), US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$636.30) and UF1.00=Ch$17,014.95 as of June 30, 2004.

Madeco's Highlights

  The Company's revenues for the first half of 2004 amounted to Ch$161,119 million, an increase of about 28.7% versus Ch$125,145 million generated in the same period last year. The Company's consolidated EBITDA in the first half of 2004 (Ch$19,814 million) increased 66.6% versus last year (Ch$11,895 million), primarily reflecting an improvement in the Wire and Cable, Brass Mills and Flexible Packaging business units. For the first half of 2004 net income of Madeco totaled Ch$4,732 million, a turnaround of the Ch$5,110 million loss registered in the same period last year.
  On May 1, 2004, the Company paid in total the remaining portion of the Series C Bond (principal of UF 1,377,000 and interest of UF 42,045), therefore the Series C Bond was fully paid. In addition, on June 15, 2004 the Company paid a quota of its Series A Bond (principal of UF94,985 de principal and interest of UF 71,293). Therefore the Company's financial debt as of June 30, 2004 amounted to Ch$147,375 million, a 20.8% decrease versus Ch$186,042 million registered in the same period last year.
  On July 1, 2004, the Company sold 138,956,755 shares in the Santiago Stock Exchange (at Ch$41 per share), resulting in proceeds to Madeco of approximately Ch$5,697 million (equal to approximately US$9.0 million at the Ch$636.3 to US$1.00 Observed Exchange Rate for June 30, 2004). The 139 million shares were the last portion of the remained unsubscribed and unpaid shares after completion of Madeco's capital increase, therefore the 3,853,534,135 million shares of the capital increase issued on February 7, 2003 is fully subscribed and paid. As a result of the sale, the total outstanding shares of Madeco on the date hereof is 4,259,045,163 shares.

Quiñenco did not subscribe additional shares and its interest in Madeco decreased from 55.2% to 53.4% as of the same date. Proceeds from the share increase will be used to provide additional working capital for the Company.

Consolidated Income Statement Highlights (Exhibits 1 & 2)

Revenues: Revenues generated in 2Q04 totaled Ch$86,290 million, a 38.4% increase versus the same period last year, reflecting higher revenues in the Wire and Cable, Brass Mills and Flexible Packaging units, partially offset by lower sales of the Aluminum Profiles unit.

Gross Income and Gross Margin: Gross income amounted to Ch$13,685 million, a 54.3% increase compared to Ch$8,868 million registered last year. The better performance resulted from a rise in the Wire and Cable (+335.5% increase in gross income), Brass Mills and Flexible Packaging units results, which were partially offset by a weaker performance in the Aluminum Profiles unit versus last year. In addition, gross margin grew 1.7 percentage points to 15.9% in 2Q04.

Operating Income and Operating Margin: The Company's operating income amounted to Ch$8,102 million, an improvement compared to Ch$3,405 million generated last year. The enhancement reflects increased commercial activity, improved productivity levels and the Company's efforts to maintain selling, general and administrative expenses at low levels. SG&A expenses as a percentage of net sales decreased from 8.8% to 6.5% due mainly to the Company's policy of cost reducing.

Non-Operating Results: The Company's non-operating loss in 2Q04 amounted to Ch$5,653 million versus the Ch$3,178 million registered the same period last year.

  Price-level restatement and translation losses: in 2Q04 amounted to a Ch$2,093 million loss, compared to a Ch$1,269 million gain registered in 2Q03. In the second quarter 2004 the Company registered a Ch$937 million loss and Ch$240 million loss due to currency translation losses net of hedges from Brazil and Argentina, respectively. In addition, the Company registered a Ch$511 million loss of price-level restatement.
  Other non-operating expenses: amounted to Ch$746 million in 2Q04 versus Ch$1,068 million in 2Q03. In 2004, non-operating expenses included Ch$460 million due to depreciation expenses of assets in Argentina and Ch$78 million due to expenses associated labor lawsuit in Argentina.
  Net financial expenses: amounted to Ch$2,401 million in 2Q04, a decrease compared to Ch$3,147 million registered last year, due mainly to the Company's financial restructuring that resulted in both lower financial debt and a decline in interest rates.
  Other non-operating income: amounted to Ch$98 million versus Ch$288 million in 2Q03; this year the Company registered recovery of custom tax in foreign subsidiaries (Ch$116 million).

Net Income: Net income before taxes in 2Q04 amounted to Ch$2,448 million, an improvement compared to Ch$227 million obtained last year.

  The income tax in 2Q04 and 2Q03 amounted to a Ch$732 million gain and Ch$199 million loss, respectively. In June 2004 the Company received a tax recovery in Chile for a total amount of Ch$1,519 million.
  The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa, Indeco and Indalum. The Company's minority interest loss in 2Q04 totaled Ch$163 million versus Ch$13 million in 2Q03.

In conclusion, the Company's net income after taxes in 2Q04 amounted to Ch$3,018 million a notable improvement versus a Ch$17 million loss a year ago.

BUSINESS UNIT ANALYSIS (Exhibits 3 & 4)

The following discussion of the Company's four business units focuses on year-over-year performance for the second quarter period. The second quarter and first half results by business units are included in the exhibits following the text of this report.

Wire & Cable

Revenues in 2Q04 amounted to Ch$46,109 million, of which Ch$7,002 million are due to sales of copper rod and Ch$39,107 million are sales of wire and cable products. The 55.7 % increase in wire and cable sales were due mainly to a rise in sales from the four countries where the Company maintained operations. In the four countries, the Company increases its wire and cable prices in order to better reflect the increase in the main raw material costs. In Chile volume sales increased 55.7%, partially explained by sales to highway and infrastructure projects. In Brazil sales went 47.4% up as a result of the country's economy growth. In Argentina net sales more than duplicated due to the Company's efforts to recovery its historic levels of market share and the slowly increase in the country's demand. In Peru, the growth in revenues (71.3%) reflects higher volume sales of 22.5% due primarily to the economic growth in the country that resulted in higher demand of cables and specifically the Company increased its sales of telecom cables.

COGS amounted to Ch$24,657 million in 2Q03, a 60.3% increase versus Ch$39,533 million registered this year. The wire and cable division registered COGS for a total of Ch$33,389 million, a 53.9% increase versus last year due mainly to the Company's higher volume sales 23.5%, higher prices of its main raw materials (in Chilean peso terms copper went 53.3% up in 2Q04 versus 2Q03). Gross margin of the copper rod division increased from 6.2% to 12.3% and gross margin of the wire and cable division also grew from 13.6% to 14.6% in 2Q04.

SG&A expenses totaled Ch$2,895 million in 2Q03 and Ch$2,885 million in 2Q04.

Operating income amounted to Ch$3,691 million in 2Q04 versus Ch$731 million in 2Q03. In the copper rod division operating margin grew from 5.3% to 11.9% and in the wire and cable division, operating margin increased 5.1 percentage points from 2.2% to 7.3%.

Brass Mills

Revenues in 2Q04 amounted to Ch$20,958 million, a 44.8% increase compared to Ch$14,471 million generated in 2Q03. The revenue increase reflects higher volume sales of 5.4% and an increase in average prices to reflect raw material price increases. In Chile, volume sales went 3.1% up as a result of higher economic activity in the country. In Argentina, volume sale increased 3.1% due to the Company's commercial efforts to regain market share. In addition, volume sales of coin blank increased 28.9% as a consequence of exports to Denmark and sales of tokens.

COGS totaled Ch$17,537 million in 2Q04 a 35.2% increase compared to Ch$12,967 million due mainly to higher volume sales, increased price of raw materials in Chilean peso terms (copper price went 53.3% up, aluminum price grew 21.5% and zinc increased 32.8%) and the revaluation of the Chilean peso against the US dollar.

SG&A expenses were Ch$974 million in 2Q04 a 21.6% increase versus Ch$801 million registered last year. SG&A expenses grew in Chile as a result of higher uncollectible accounts and in Argentina due in great part the Chilean peso revaluation. On the other hand, SG&A expenses registered in the coin blank division decreased 7.1% as a result of lower payroll and lower uncollectible accounts.

Operating income more than tripled last year figures, from Ch$703 million in 2Q03 to Ch$2,447 million in 2Q04. Operating margin grew 6.8 percentage points, from 4.9% to 11.7%.

Flexible Packaging

Revenues for 2Q04 were Ch$11,799 million in 2Q04 a 4.4% increase versus last year (Ch$11,305 million). The net sale growth reflects an 8.0% volume sale increase due mainly to higher sales in both Chile and Argentina as well as export sales, partially offset by lower prices in Chile.

COGS reduced 0.5% from Ch$9,741 million to Ch$9,690 million due mainly to lower price of raw material in Chilean peso terms and productivity improvements, which were partially offset by higher volume sales.

SG&A expenses totaled Ch$899 million in 2Q04, a 10.4% increase versus last year, due mainly to higher commissions, third party services and marketing expenses in Chile. In Argentina, SG&A expenses increased as a result of higher salary expenses.

Operating income almost doubled versus last year, from Ch$750 million in 2Q03 to Ch$1,210 million in 2Q04. Operating margin grew 3.6 percentage points, from 6.6% to 10.3%.

Aluminum Profiles

Net sales in 2Q04 were Ch$7,424 million, a 10.5% decrease versus Ch$8,298 million generated last year. The revenue decline reflects lower volume sales of 3.2% due mainly to the stagnation in the demand during the first quarter 2004 and lower average prices.

COGS totaled Ch$5,845 million in 2Q04 a 4.6% drop versus the same period last year, due mainly to lower volume sales and productivity improvements, which were partially offset by higher aluminum prices in Chilean peso terms.

SG&A expenses amounted to Ch$825 million in 2Q04, a 13.4% decline versus the previous year (Ch$953 million) due mainly to indemnities paid in June 2003 for a total of Ch$97 million as a consequence of the Company's restructuring.

Operating income totaled Ch$754 million in 2Q04 and Ch$1,221 million in 2Q03.

BALANCE SHEET ANALYSIS (EXHIBIT 7)

Assets: Total assets of the Company as of June 30, 2004, amounted to Ch$355,443 million, an 8.7% decrease. The main differences were:

  Current assets amounted to Ch$144,159 million a 0.6% increase versus June 2003. The increased current assets reflects higher accounts receivable (Ch$9,904 million) and higher inventories (Ch$7,823 million), as a result of increased commercial activity and higher raw material prices compared to 2003. The aforementioned was partially offset by a drop in other current assets after the use of available resources (Ch$9,072 million) to reduce liabilities and lower fixed assets held for sale registered in the short term (Ch$4,623 million).
  Fixed assets totaled Ch$165,068 million in June 2004, a 14.1% drop versus the same period last year, as a consequence of the Chilean peso revaluation.
  Other assets were Ch$46,215 million in June 2004, a 14.5% decline versus June 2003. The other assets reduction includes the decline in the value of investments in foreign companies, the amortizations of the period and the total amortization of the Optel Argentina's goodwill in December 2003.

Liabilities: Total liabilities of the Company as of June 30, 2004 were Ch$182,897 million, an 18.0% decrease versus the same period last year. The primary differences were:

  Bank Debt totaled Ch$113,877 million, a decline of about 12.4% versus June 2003. The decrease in banks debt reflects lower liabilities in the Company's subsidiaries expressed in Chilean peso terms.
  Bonds were Ch$32,539 million in June 2004 versus Ch$60,408 million as of June 2003. The 46.1% reduction in bond debt are the consequence of payments during 2003, on May 1, 2004 the Company paid the series C Bond (principal of UF1,377,000 and interest of UF42,045) and the payment made on June 15, 2004 of the series A Bond (principal of UF91,719 and interest of UF74,559).

Shareholders' Equity: Total Shareholders' Equity for the Company was Ch$161,841 million as of June 2004, a 5.6% increase versus June 2003. The main differences were:

  Paid-in capital amounted to Ch$189,471 million by June 2004, which compares favorably versus Ch$168,382 million registered in June 2003. On August 20, 2003 the Company sold in public bid in the Santiago Stock Exchange a total of 1,157 million shares at approximately Ch$28 each share, therefore Madeco received roughly Ch$32,403 million.
  Share-premium were Ch$33,673 million, a 48.6% increase versus last year due to the higher price obtained in the share issuance of August 2004.
  Other reserves decreased from Ch$46,285 million in June 2003 to Ch$29,816 million in June 2004 due to the Chilean peso revaluation between both period and the effect on shareholders' equity after BT64
  Retained earnings were a Ch$91,119 million loss in June 2004, a 8.5% increase versus last year; the retained loss increase reflects the Company's losses registered in December 2003, which was partially offset by gains in the period of Ch$4,732 million.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.